CutLER LAW GROUP

M. Richard Cutler, Esq Admitted in California & Texas	Corporate Securities Law

May 14, 2025

Securities and Exchange Commission

100 F. St., NE

Washington, DC 20549-4561

Attn:	Mitchell Austin
Jan Woo

Re:	Lottery.com, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 14, 2025
File No. 333-286503

Gentlemen and Ladies:

As you are aware we represent Lottery.com, Inc. (the “Company”) with respect to the above-referenced filing. We spoke with respect to oral comments you desired for us to include in the Registration Statement pre-effective. We have filed Amendment No. 4 this morning.

You requested we include information set forth in Form 8-K filings within the S-1. We have added the following matters:

1.	We referenced the recent Nasdaq deficiency letter relating to the Company’s market price being lower than $1.00 per share.
2.	We referenced the Nasdaq notice relating to the requirement for shareholder approval for our Employee’s, Directors and Consultant’s Stock Issuance and Option Plan.
3.	We described our recent Letter of Intent with Dotcom Ventures, Inc.
4.	We included our recently added Executive Director Marc Bircham.

Thank you again for your time and for your assistance with this matter. Please do not hesitate to contact us at 713-888-0040 or rcutler@cutlerlaw.com.

Best Regards,

/s/ M. Richard Cutler

M. Richard Cutler

6575 West Loop South, Suite 400		Tel (800) 606-7150
Bellaire, Texas 77401	www.cutlerlaw.com	Fax (713) 583-7150